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FOR IMMEDIATE RELEASE

                          SUNBEAM ANNOUNCES LOCATION OF
                       CONSOLIDATED CORPORATE HEADQUARTERS

         Fort Lauderdale, FL, (October 16, 1996) -- Sunbeam Corporation (NYSE:SOC) announced today that it has entered into a lease to locate its worldwide corporate headquarters in Delray Beach, Florida. The new location is approximately 25 miles north of the Company's current corporate headquarters in Fort Lauderdale. The move was necessitated by the Company's intention to consolidate its domestic regional headquarters locations into a single headquarters in South Florida. While the details of the consolidation have not been completed, Sunbeam has determined that it will require more space than is available in its current location in Fort Lauderdale.

         Albert J. Dunlap, Chairman and CEO of Sunbeam stated, "We expect to consolidate most of our senior administrative functions into our new location, thereby creating a much more efficient and effective organization." Mr. Dunlap added, "We worked very hard to remain at our current location in Fort Lauderdale, but the building we are in currently is quite full. Adequate space simply was not available here. However, we wanted to stay in the South Florida area and are extremely excited with our new location in Delray Beach. Sunbeam will bring numerous professional jobs to the area and will be a real asset to Delray Beach and Palm Beach County."

         Mr. Dunlap added further, "We neither sought nor received any assistance from the Business Development Board of Palm Beach County or any governmental agencies in making this decision. We made our decision solely on the adequacy and quality of space available at this


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location and commitments made by the landlord, the Crocker Realty organization, with regard to Sunbeam's anticipated time requirements."

         Sunbeam's new corporate headquarters will be located at 1615 South Congress Avenue in Delray Beach. The Company expects to occupy the space by year end and to have its new headquarters fully operational by January 1, 1997.

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

Contact:          Media:                             Investor Relations:

                  Pete Judice                        John DeSimone
                  Burson-Marsteller                  Manager, Investor Relations
                  New York                           SUNBEAM CORPORATION
                  (212)614-4506                      (954)767-2100